UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ___________

Commission File Number 001-09057

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

WEC Energy Group Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEC Energy Group, Inc.
231 West Michigan Street
P.O. Box 1331
Milwaukee, WI 53201

Financial Statements and Exhibits:

(a)     Financial Statements:

WEC Energy Group Retirement Savings Plan
Report of Independent Registered Public Accounting Firm.
Statement of Net Assets Available for Benefits as of December 31, 2016.
Statement of Changes in Net Assets Available for Benefits for the Period September 14, 2016 through December 31, 2016.
Notes to Financial Statements.
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2016.

(b)     Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm -- CliftonLarsonAllen LLP

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEC Energy Group Retirement Savings Plan
Name of Plan

Date:	June 29, 2017	By:	/s/Lisa R. George
Lisa R. George, Director Total Rewards for WEC Energy Group, Inc. and Chair of the Employee Benefits Committee

WEC ENERGY GROUP
RETIREMENT SAVINGS PLAN
Milwaukee, Wisconsin

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
December 31, 2016

WEC ENERGY GROUP RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of December 31, 2016	4

Statement of Changes in Net Assets Available for Benefits for the Period September 14, 2016 through December 31, 2016	5

Notes to Financial Statements	6-15

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016	17

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
WEC Energy Group Retirement Savings Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of WEC Energy Group Retirement Savings Plan (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the period September 14, 2016 through December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of WEC Energy Group Retirement Savings Plan as of December 31, 2016, and the changes in net assets available for benefits for the period September 14, 2016 through December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 29, 2017

WEC ENERGY GROUP RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016
(in thousands)

2016
Investments:
Plan interest in Master Trust, at fair value	$1,030,754
Plan interest in Master Trust, at contract value	51,369
Total investments	1,082,123

Receivables:
Employer contributions receivable	12,599
Notes receivable from participants	11,468
Total receivables	24,067

Net assets available for benefits	$1,106,190

The accompanying notes are an integral part of the financial statements.

WEC ENERGY GROUP RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD SEPTEMBER 14, 2016 THROUGH DECEMBER 31, 2016
(in thousands)

2016
Additions to net assets attributed to:
Contributions:
Participants	$7,637
Employer	18,507
Rollover	599
Total contributions	26,743
Investment income:
Plan interest in Master Trust investment income	27,755
Interest income from notes receivable from participants	414
Other income	13
Total investment income	28,182
Total additions	54,925

Deductions from net assets attributed to:
Benefits paid to participants	44,866
Administrative expenses	9
Total deductions	44,875

Net increase in net assets available for benefits before Plan Merger and net transfers	10,050

Transfers as a result of transferred employees	59
Transfers due to Plan Merger	1,096,081

Net assets available for benefits: Beginning of period	—
End of year	$1,106,190

The accompanying notes are an integral part of the financial statements.

WEC ENERGY GROUP RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the WEC Energy Group Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General -- The Company established the Plan effective September 14, 2016. Defined contribution plans merged into this Plan include: Integrys Energy Group 401(k) Plan for Administrative Employees, Integrys Energy Group Employee Stock Ownership Plan, Peoples Energy Employee Thrift Plan, Wisconsin Public Service Corporation Non-Administrative Employees' Savings Plan and Trust, and Peoples Energy Employee Stock Ownership Plan (the "Prior Plans").

The Plan is a defined contribution plan covering all non-represented employees who are employed by a participating company and represented employees who are represented by a union which elected to participate in the Plan. Seasonal, limited term or temporary employees, project workers, students and interns, and leased employees are not eligible to participate in this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

WEC Energy Group, Inc. (the "Company") is the sponsor of the Plan. The Plan assets are held in the WEC Energy Group Defined Contribution Master Trust ("Master Trust"). Assets of two other savings plans sponsored by the Company, WEC Energy Group Employee Retirement Savings Plan and WEC Energy Group Limited Retirement Savings Plan, are commingled with the Plan in the Master Trust. Fidelity Management Trust Company (the "Trustee") serves as the Trustee for the Master Trust. Fidelity Workplace Services LLC serves as the Plan recordkeeper.

The Plan maintains an employee stock ownership plan for participants.

The Plan offers a Roth 401(k) option where contributions are made on an after-tax basis.

The Plan has an automatic enrollment feature for all newly hired and rehired employees. These employees are enrolled automatically in the Plan at a rate of 5% of their 401(k) eligible wages unless they make an alternate election. In addition, these 401(k) account contributions increase automatically by 1% in each subsequent year up to 10%. If employees enroll, or are automatically enrolled, in the Plan, but do not designate a desired investment strategy, the Trustee will direct the employee's contributions into a target retirement date-based Fidelity Freedom Fund.

Plan Merger -- Accounts in the Prior Plans of seasonal, temporary, limited term, project workers, and other such employees ("Seasonal Employees") in active employment as of September 13, 2016 were transferred to the WEC Energy Group Limited Retirement Savings Plan. The remaining accounts in the Prior Plans of regular employees and former Seasonal Employees, including any outstanding participant notes receivable of such employees, were transferred into the Plan. Such transfers amounted to $1,096,081,000. Employees' deferral elections in effect under the Prior Plans as of September 13, 2016 were also transferred to the

Plan, as appropriate. Participants are credited with their prior service in the Prior Plans for vesting and eligibility purposes.

Contributions -- Contributions are subject to certain limitations of the Internal Revenue Code ("IRC"). Participants are allowed to make pre-tax and post-tax contributions of up to 75% of their base wages, as defined, up to a maximum of $18,000. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollovers"). Additionally, each participant over age 50 may elect to make catch up contributions subject to certain limitations of the IRC.

The following table shows the Company match provided under the Plan.

Matching Contribution
Employee group	(% of eligible compensation)

Non-represented management employees	100% of first 5%
PGL Local 18007:
Hired prior to May 1, 2008	60% of first 6%
Hired on or after May 1, 2008 *	100% of first 5%
NSG Local 2285:
Hired prior to July 1, 2008	60% of first 6%
Hired on or after July 1, 2008 *	100% of first 5%
WPSC Local 420:
Hired prior to December 18, 2009	None
Hired on or after December 18, 2009 *	100% of first 5%
MGU Local 12295:
Hired prior to January 15, 2010	100% of first 6%
Hired on or after January 15, 2010 *	100% of first 5%
WRPCO Local 1147:
Hired prior to April 18, 2010	2% if employee contributes at least 3%
Hired on or after April 18, 2010 *	100% of first 5%
MERC Local 31:
Hired prior to March 22, 2011	100% of first 6%
Hired on or after March 22, 2011 *	100% of first 5%
MGU Local 417:
Hired prior to February 16, 2012	100% of first 6%
Hired on or after February 16, 2012 *	100% of first 5%
* These represented employees are considered "New Program Participants".

The Company contributes to the Plan on behalf of eligible employees represented by WPSC Local 420, 2% of a participant's gross pay. Also, an additional percentage of a participant's base pay is contributed to the Plan as described in the collective bargaining agreement based on the participant's date of hire.

Non-represented employees and represented New Program Participants receive an annual Company contribution to their 401(k) plan based on each employee's age and service points ("Age & Service Point Contribution") instead of being enrolled in the Company's defined benefit plans. The Age & Service Point Contribution is made annually, in the first quarter following the year for which the contribution is made.

Company contributions are invested in the same manner as the investment elections set by the participant for his or her pre-tax contributions. However, participants may designate a different investment election for Company contributions than those designated for the participant's contributions. If investment elections have not been set by the participant for his or her pre-tax contributions, the Company match will be invested in the same target retirement date-based Fidelity Freedom Fund as the participant's pre-tax contributions.

Participant Accounts -- Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and withdrawals, Company contributions, as applicable, and the allocated share of the investment activities for each investment option in which he or she participates. Allocations of investment income and administrative expenses are based on participant earnings or account balances, or participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided by the participant's vested account.

Vesting -- Participants are immediately vested in all contributions under the Plan, plus actual earnings thereon, except for the Age & Service Point Contribution. Participants vest in the Age & Service Point Contribution upon completion of three years of vesting service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions or to pay Plan expenses. At December 31, 2016, forfeited non-vested accounts totaled $48,852. No forfeitures were used to reduce Company contributions or to pay Plan expenses in 2016.

Investment Options -- The participants' deposits and the Company's contributions are paid to the Trustee who invests the deposits, as directed (in whole percentages) by the participant, within prescribed limitations, into various investment funds offered by the Plan, which includes Company common stock.

Voting Rights - - Each participant is entitled to exercise voting rights attributable to the shares of WEC common stock allocated to the participant's account. Each participant is notified prior to the time such voting rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by participants in the same proportion as directed by participants who gave voting instructions.

Benefit Payments -- A participant may take a distribution due under the Plan as a single lump-sum cash payment; installment payments over a period not extending beyond the life expectancy of the participant; or up to four partial withdrawals per Plan year. The full value of a participant's account is automatically distributed through a lump-sum cash payment to the employee or designated beneficiary upon retirement, termination of employment or death, for account balances less than $1,000. As the Plan is primarily designed to meet long-term financial needs, employees may permanently withdraw amounts from their accounts under the terms of the Plan's financial hardship withdrawal guidelines. Additionally, participants may withdraw all or a portion of the value of their after-tax contributions; however, these withdrawals are limited to once per Plan year per participant.

Employee Transfers -- In the event that an employee has a change in status and is no longer eligible for this Plan, participation in the Plan shall be suspended. Employees transferred to ineligible positions may be eligible for an elective transfer to another defined contribution plan maintained by the Company. The net transfer of accounts between plans is presented in the statement of changes in net assets available for benefits.

Notes Receivable from Participants -- Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their account balance or $50,000, minus any outstanding loan balances over the past 12 months. New loans are repayable monthly over periods not to exceed five years. The interest rate charged on participant loans is fixed at the beginning of each loan at the then current prime rate plus 1%. The interest paid by a participant on their loan balance is credited directly to their individual account.

2. ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates -- The financial statements of the Plan are prepared on the accrual basis of accounting.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. This requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments in Master Trust -- Investments of the Master Trust and the Plan's interest in the Master Trust are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are presented at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and, thus, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts.

Fair Value Measurements -- The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

•
Level 1 -- Pricing inputs are unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 -- Pricing inputs are quoted prices for similar or identical assets or liabilities in active or inactive markets, either directly or indirectly observable, that reflect assumptions market participants would use to price the asset based on market data obtained from sources independent of the Plan. This may include matrix pricing, yield curves and indices. Other inputs are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (i.e. contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•
Level 3 -- Pricing inputs include significant inputs that are generally less observable from objective sources. The inputs in the determination of fair value require significant Plan judgment or estimation.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments of the Master Trust measured at fair value.

•	Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange

Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•
Company Common Stock Fund: Valued at the daily NAV of the underlying investment as calculated by the Trustee. The NAV is used as a practical expedient to estimate fair value. The NAV reflects the combined fair value of the underlying stock and fair value of the short-term cash position. The fair value of the common stock portion of the fund is based on the closing price as of the last day of the year of the stock on its primary exchange times the number of shares held in the fund. After determining the fair value of the stock portion of the fund, the fair value of the cash position, accrued dividends, expenses and/or other liabilities are calculated and the total (i.e. shareholder equity) is divided by the number of outstanding units.

•
Common Collective Trust Funds: Valued at the NAV of units of bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Allocation of Master Trust - - Net assets and investment income of the Master Trust are allocated to the participating plans based on their interest in each of the underlying participant-directed investments.

Investment Transactions and Investment Income -- Investment transactions of the Plan and the Master Trust are recorded on the trade date. Interest is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties -- The Plan and the Master Trust provide for various investment options. Investments, in general, are exposed to various risks including, but not limited to, interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Administrative Expenses -- Substantially all administrative expenses of the Plan are paid by the Company, except for loan origination fees which are paid by the borrowing participant and charged against the fund from which the borrowings are made. Investment-related expenses are included in the Plan interest in Master Trust net investment income.

Contributions -- Participant contributions become payable to the Plan on the pay date on which the contribution was deducted from the employee's pay. The Plan records contributions receivable when earned by the participants.

Payment of Benefits -- Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants -- Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Recent Accounting Pronouncements -- In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes the requirement to categorize within the fair value hierarchy, all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also limits disclosures to investments for which the entity measures the fair value using the practical expedient. This ASU is effective for fiscal years and interim periods beginning after December 15, 2016. The standard requires retrospective application to all periods presented in the financial statements. Early application is permitted. Plan management adopted this standard effective December 31, 2016.

In February 2017, FASB issued ASU 2017-06, Employee Benefit Plan Master Trust Reporting. For each master trust in which a plan holds an interest, this ASU requires that a plan's interest in that master trust and any change in that interest are to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The guidance also requires disclosure of the master trust's other assets and liabilities and the dollar amount of the plan's interest in each balance. The guidance is effective for all fiscal years beginning after December 15, 2018. The standard requires retrospective application to all periods presented in the financial statements. Early adoption is permitted. Plan management has elected not to early adopt the provisions of this new standard as of December 31, 2016. The impact of the standard has not yet been determined.

Subsequent Events -- Plan management has evaluated subsequent events and transactions for potential recognition of disclosure in the financial statements through the date on which the financial statements were issued.

3. INVESTMENT IN MASTER TRUST

The Plan participates in the Master Trust along with two other plans sponsored by the Company. The Plan's interest in the Master Trust at December 31, 2016 was 41.3%.

The net assets of the Master Trust as of December 31 were as follows (in thousands):

2016
Investments at fair value:
Common stock fund	$697,864
Mutual funds	1,099,093
Common collective trust funds	634,867
Total investments at fair value	2,431,824
Blended Rate Income Fund, at contract value	186,828
Net assets of the Master Trust	$2,618,652
Plan interest in Master Trust	$1,082,123

The Master Trust's net investment income for the year ended December 31, 2016 was follows (in thousands):

2016
Interest and dividend income	$43,224
Net appreciation in the fair value of investments	124,094
Net investment income	$167,318
Plan interest in Master Trust net investment income	$27,755

The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets measured at fair value on a recurring basis as of December 31 (in thousands):

2016	Level 1	Level 2	Level 3	Total
Mutual funds	$1,099,093	$—	$—	$1,099,093
Total assets in the fair value hierarchy	$1,099,093	$—	$—	1,099,093
Investments measured at net asset value (a)				1,332,731
Total investments at fair value				$2,431,824

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to investments at fair value noted in the table in Note 3.

The following table summarizes the investments (in thousands) measured using the net asset value per share practical expedient as of December 31, 2016. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2016
				Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period
Common stock fund	$697,864	—	Daily	None
Common collective trust funds	634,867	—	Daily	None

4. GUARANTEED INVESTMENT CONTRACTS HELD BY MASTER TRUST

The Master Trust holds investments in synthetic guaranteed investment contracts as part of the Blended Rate Income Fund ("BRIF") investment option. The synthetic contracts, as valued by the Trustee, and corresponding credit ratings, as of December 31, were as follows (in thousands):

	S&P Credit Rating 2016	2016
JP Morgan Chase & Co.	A+	$27,968
State Street Bank & Trust Co. - Boston	AA-	29,833
American General Life Ins. Co.	A+	31,722
Transamerica Premier Life	AA-	31,726
Bank of Tokyo - Mitsubishi	A+	29,868
Prudential Ins. Co of America	AA-	32,360
Short-term investment fund		3,351
All contracts		$186,828

The average yields earned by the guaranteed investment contract were as follows:

2016
Based on actual earnings	2.00%
Based on interest rate credited to participants	1.47%

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the BRIF, to protect the fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted.

The Trustee generally purchases wrap contracts from issuers rated in the top three long-term categories (A- or the equivalent and above) by any one of the nationally recognized statistical rating organizations. The Trustee expects a substantial percentage (up to 99%) of the fund's assets to be covered by wrap contracts, although they may change this target from time-to-time. Assets not covered by wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Wrap contracts accrue interest using the crediting rate formula. This formula is used to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. The crediting rate is the discount rate that equates that estimated future market value with the fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence the fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund's return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in net asset value. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund's return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund's return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the fund experiences significant redemptions when the market value is below the contract value, the fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the fund's yield could be reduced to zero. If redemptions continued thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.

•	Complete or partial termination of the Plan.

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow.

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor.

•
Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.

•	Any early retirement program, group termination, group layoff, facility closing, or similar program.

•	Any transfer of assets from the fund directly to a competing option.

At this time, management believes the occurrence of any of these events is not probable.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and of the Company's labor agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

6. FEDERAL TAX STATUS

The Plan will be applying for a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(k) of the IRC. The Plan administrator believes that the Plan is qualified and is designed and operated in compliance with the applicable requirements of the IRC and, therefore, the related trust is exempt from taxation.

7. RELATED PARTY TRANSACTIONS

The Master Trust invests in Company common stock. In addition, certain Master Trust investments represent shares of mutual funds and a collective trust fund managed by the Trustee. These transactions and the notes receivable from participants are exempt party-in-interest transactions under ERISA regulations.

As of December 31, 2016, the Master Trust held 11,782,013 shares in the Company Common Stock Fund. The Company Common Stock Fund is unitized and in total held 11,546,719 units as of December 31, 2016.

Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund. The Company provides certain administrative and accounting services to the Plan at no cost.

8. RECONCILATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits before Plan Merger and net transfers per the financial statements at December 31, 2016 to Form 5500 (in thousands):

2016
Net assets available for benefits per the financial statements	$1,106,190
Adjustment from contract value to fair value	(55)
Net assets available for benefits per the Form 5500	$1,106,135

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31 to the Form 5500 (in thousands):

2016
Net increase in net assets available for benefits before Plan Merger and net transfers per the financial statements	$10,050
Add: Adjustment from contract value to fair value, end of period	(55)
Net increase in net assets available for benefits per the Form 5500	$9,995

* * * * * *
This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

WEC ENERGY GROUP                                Plan: 049
RETIREMENT SAVINGS PLAN                            EIN: 39-1391525

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

(a), (b), (c)	(d)	(e)

Identity of Issue and Description of Investment	Cost	Current Value
Other
* Participant loans, interest rates ranging from 4.25% - 11.00%, with various maturities*	$—	$11,468,000
Total		$11,468,000

* Represents a party-in-interest